SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1997

                                      OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

            For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

            USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1997



Audited Financial Statements

  Reports of Independent Auditors ......................................  1
  Statements of Net Assets Available for Benefits ......................  3
  Statements of Changes in Net Assets Available for Benefits ...........  7
  Notes to Financial Statements ........................................ 11


Schedules
  Assets Held for Investment ........................................... 16
  Reportable Transactions .............................................. 17

                              Report of Independent Auditors


Administrative Board
USLIFE Corporation Employee Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the USLIFE Corporation Employee Savings and Investment Plan (the
Plan) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        ERNST & YOUNG LLP



Houston, Texas
June 19, 1998

                         Independent Auditors' Report



The Board of Directors and Shareholders
USLIFE Corporation:


We have audited the accompanying statement of net assets available for benefits of the USLIFE Corporation Employee Savings and Investment Plan (the
Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The specific fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The specified fund information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                  KPMG PEAT MARWICK LLP


New York, New York
May 2, 1997

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts



                                                   Participant Directed

                                                              American Express
                                                               Trust Research
                                                Stock Fund        150 Fund
Assets
  Investments
    American General Corporation
      common stock
      (775,806 shares)(Note D) ...........         $8,111          $     -
    American Express Trust
      Research 150 Fund(469,821 shares) ..              -           16,255
    American Express Trust
      Income Fund II
      (684,844 shares) ...................              -                -
    IDS Growth Fund (203,892 shares) .....              -                -
    IDS Mutual Fund (114,950 shares) .....              -                -
    IDS Selective Fund (183,149 shares) ..              -                -
    Templeton Foreign Fund
      (169,508 shares) ...................              -                -
    Participant notes ....................              -                -
    Short-term investments ...............            343                -
      Total investments ..................          8,454           16,255

  Receivables
    Other ................................              2                -

      Total assets .......................          8,456           16,255

Net assets available for benefits ........         $8,456          $16,255






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts



                                              Participant Directed
                                            American              IDS
                                          Express Trust          Growth
                                          Income Fund II          Fund

Assets
  Investments
    American General Corporation
      common stock
      (775,806 shares)(Note D) ...........     $    -         $     -
    American Express Trust
      Research 150 Fund(469,821 shares) ..          -               -
    American Express Trust
      Income Fund II
      (684,844 shares) ...................     11,912               -
    IDS Growth Fund (203,892 shares) .....          -           6,482
    IDS Mutual Fund (114,950 shares) .....
    IDS Selective Fund (183,149 shares) ..          -               -
    Templeton Foreign Fund
      (169,508 shares) ...................          -               -
    Participant notes ....................          -               -
    Short-term investments ...............          -               -
      Total investments ..................     11,912           6,482

  Receivables
    Other ................................          -               -

      Total assets .......................     11,912           6,482

Net assets available for benefits ........    $11,912          $6,482






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts



                                                   Participant Directed

                                               IDS        IDS     Templeton
                                             Mutual     Selective   Foreign
                                              Fund        Fund       Fund

Assets
  Investments
    American General Corporation
      common stock
      (775,806 shares)(Note D) ...........  $    -       $   -      $  -
    American Express Trust
      Research 150 Fund(469,821 shares) ..       -           -         -
    American Express Trust
      Income Fund II
      (684,844 shares) ...................       -           -         -
    IDS Growth Fund (203,892 shares) .....       -           -         -
    IDS Mutual Fund (114,950 shares) .....   1,578           -         -
    IDS Selective Fund (183,149 shares) ..       -       1,681         -
    Templeton Foreign Fund
      (169,508 shares) ...................       -           -     1,687
    Participant notes ....................       -           -         -
    Short-term investments ...............       -           -         -
      Total investments ..................   1,578       1,681     1,687

  Receivables
    Other ................................       -           -         -

      Total assets .......................   1,578       1,681     1,687

Net assets available for benefits ........  $1,578      $1,681    $1,687






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                                           Non-
                                        Participant     Participant
                                         Directed         Directed

                                         Participant     Stock
                                            Notes        Fund        Total

Assets
  Investments
    American General Corporation
      common stock
      (775,806 shares)(Note D) ...........  $    -     $33,831     $41,942
    American Express Trust
      Research 150 Fund(469,821 shares) ..       -           -      16,255
    American Express Trust
      Income Fund II
      (684,844 shares) ...................       -           -      11,912
    IDS Growth Fund (203,892 shares) .....       -           -       6,482
    IDS Mutual Fund (114,950 shares) .....       -           -       1,578
    IDS Selective Fund (183,149 shares) ..       -           -       1,681
    Templeton Foreign Fund
      (169,508 shares) ...................       -           -       1,687
    Participant notes ....................   3,141           -       3,141
    Short-term investments ...............       -         762       1,105
      Total investments ..................   3,141      34,593      85,783

  Receivables
    Other ................................       -           3           5

      Total assets .......................   3,141      34,596      85,788

Net assets available for benefits ........  $3,141     $34,596     $85,788






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts



                                                Participant Directed
                                                         American Express
                                                          Trust Research
                                          Stock Fund         150 Fund
Assets
  Investments
    USLIFE Corporation
      common stock
      (872,793 shares)(Note D) ...........   $7,494         $     -
    American Express Trust
      Research 150 Fund(521,201 shares) ..        -          14,132
    American Express Trust
      Income Fund II
      (716,782 shares) ...................        -               -
    IDS Growth Fund (190,215 shares) .....        -               -
    IDS Mutual Fund (88,986 shares) .....         -               -
    IDS Selective Fund (121,982 shares) ..        -               -
    Templeton Foreign Fund
      (100,594 shares) ...................        -               -
    Participant notes ....................        -               -
    Short-term investments ...............      185               -
      Total investments ..................    7,679          14,132

  Receivables
    Contributions ........................       31               2
    Other ................................        1               -

      Total assets .......................    7,711          14,134

Net assets available for benefits ........   $7,711         $14,134






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts



                                                 Participant Directed
                                              American           IDS
                                            Express Trust       Growth
                                           Income Fund II       Fund

Assets
  Investments
    USLIFE Corporation
      common stock
      (872,793 shares)(Note D) ...........     $    -        $     -
    American Express Trust
      Research 150 Fund(521,201 shares) ..          -              -
    American Express Trust
      Income Fund II
      (716,782 shares) ...................     11,757              -
    IDS Growth Fund (190,215 shares) .....          -          5,162
    IDS Mutual Fund (88,986 shares) ......          -              -
    IDS Selective Fund (121,982 shares) ..          -              -
    Templeton Foreign Fund
      (100,594 shares) ...................          -              -
    Participant notes ....................          -              -
    Short-term investments ...............          -              -
      Total investments ..................     11,757          5,162

  Receivables
    Contributions ........................         91             31
    Other ................................          -              -

      Total assets .......................     11,848          5,193

Net assets available for benefits ........    $11,848         $5,193






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts



                                                   Participant Directed

                                              IDS        IDS       Templeton
                                             Mutual    Selective    Foreign
                                              Fund       Fund         Fund

Assets
  Investments
    USLIFE Corporation
      common stock
      (872,793 shares)(Note D) ...........  $    -      $   -         $  -
    American Express Trust
      Research 150 Fund(521,201 shares) ..       -          -            -
    American Express Trust
      Income Fund II
      (716,782 shares) ...................       -          -            -
    IDS Growth Fund (190,215 shares) .....       -          -            -
    IDS Mutual Fund (88,986 shares) ......   1,199          -            -
    IDS Selective Fund (121,982 shares) ..       -      1,111            -
    Templeton Foreign Fund
      (100,594 shares) ...................       -          -        1,042
    Participant notes ....................       -          -            -
    Short-term investments ...............       -          -            -
      Total investments ..................   1,199      1,111        1,042

  Receivables
    Contributions ........................       8          4            8
    Other ................................       -          -            -

      Total assets .......................   1,207      1,115        1,050

Net assets available for benefits ........  $1,207     $1,115       $1,050






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts


                                                          Non-
                                       Participant     Participant
                                        Directed         Directed
                                       Participant       Stock
                                          Notes          Fund        Total

Assets
  Investments
    USLIFE Corporation
      common stock
      (872,793 shares)(Note D) ........... $    -       $21,526    $29,020
    American Express Trust
      Research 150 Fund(521,201 shares) ..      -             -     14,132
    American Express Trust
      Income Fund II
      (716,782 shares) ...................      -             -     11,757
    IDS Growth Fund (190,215 shares) .....      -             -      5,162
    IDS Mutual Fund (88,986 shares) .....       -             -      1,199
    IDS Selective Fund (121,982 shares) ..      -             -      1,111
    Templeton Foreign Fund
      (100,594 shares) ...................      -             -      1,042
    Participant notes ....................  3,148             -      3,148
    Short-term investments ...............       -          475        660
      Total investments ..................  3,148        22,001     67,231

  Receivables
    Contributions ........................    (46)           58        187
    Other ................................      -             4          5

      Total assets .......................  3,102        22,063     67,423

Net assets available for benefits ........ $3,102       $22,063    $67,423






The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts


                                                   Participant Directed

                                                        American Express
                                                         Trust Research
                                          Stock Fund        150 Fund

Additions to net assets
  Investment income
    Dividends .......................        $   241        $     -
    Interest ........................             15              -
    Net appreciation (depreciation)
      in fair value of
      investments ....................         6,212          3,798
    Total investment income ..........         6,468          3,798

Contributions
 Companies' ..........................             -              -
 Participants' .......................           856          1,279
   Total contributions ...............           856          1,279
     Total additions .................         7,324          5,077

Deductions from net assets
  Benefits
    Common stock .....................           923              -
    Cash .............................         3,430          2,911
       Total deductions ..............         4,353          2,911

Interfund transfers ..................        (2,226)           (45)

        Net increase .................           745          2,121

Net assets available for benefits
        Beginning of year ............         7,711         14,134

        End of year ..................        $8,456        $16,255



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts


                                              Participant Directed
                                            American            IDS
                                         Express Trust         Growth
                                         Income Fund II         Fund
Additions to net assets
  Investment income
    Dividends .......................        $     -          $     -
    Interest ........................              -              196
    Net appreciation (depreciation)
      in fair value of
      investments ....................           457              853
    Total investment income ..........           457            1,049

Contributions
 Companies' ..........................             -                -
 Participants' .......................         1,039              872
   Total contributions ...............         1,039              872
     Total additions .................         1,496            1,921

Deductions from net assets
  Benefits
    Common stock .....................             -                -
    Cash .............................         2,574              601
       Total deductions ..............         2,574              601

Interfund transfers ..................         1,142              (31)

        Net increase .................            64            1,289

Net assets available for benefits
        Beginning of year ............        11,848            5,193

        End of year ..................       $11,912           $6,482



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts



                                                   Participant Directed

                                               IDS         IDS       Templeton
                                              Mutual    Selective     Foreign
                                               Fund        Fund        Fund

Additions to net assets
  Investment income
    Dividends .......................       $     -      $     -      $    -
    Interest ........................           236           87         183
    Net appreciation (depreciation)
      in fair value of
      investments ....................            4          (14)       (111)
    Total investment income ..........          240           73          72

Contributions
 Companies' ..........................            -            -           -
 Participants' .......................          241          148         263
   Total contributions ...............          241          148         263
     Total additions .................          481          221         335

Deductions from net assets
  Benefits
    Common stock .....................            -            -           -
    Cash .............................          281           80         203
       Total deductions ..............          281           80         203

Interfund transfers ..................          171          425         505

        Net increase .................          371          566         637

Net assets available for benefits
        Beginning of year ............        1,207        1,115       1,050

        End of year ..................       $1,578       $1,681       $1,687



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                                          Non-
                                       Participant     Participant
                                        Directed         Directed
                                        Participant       Stock
                                           Notes          Fund        Total

Additions to net assets
  Investment income
    Dividends .......................     $     -      $   743      $   984
    Interest ........................         247           33          997
    Net appreciation (depreciation)
      in fair value of
      investments ....................          -       16,640       27,839
    Total investment income ..........        247       17,416       29,820

Contributions
 Companies' ..........................          -        2,120        2,120
 Participants' .......................          -            -        4,698
   Total contributions ...............          -        2,120        6,818
     Total additions .................        247       19,536       36,638

Deductions from net assets
  Benefits
    Common stock .....................          -        1,485        2,408
    Cash .............................        267        5,518       15,865
       Total deductions ..............        267        7,003       18,273

Interfund transfers ..................         59            -            -

        Net increase .................         39       12,533       18,365

Net assets available for benefits
        Beginning of year ............      3,102       22,063       67,423

        End of year ..................     $3,141      $34,596      $85,788



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996


In thousands, except share amounts


                                                   Participant Directed

                                                             American Express
                                                              Trust Research
                                               Stock Fund        150 Fund

Additions to net assets
  Investment income
    Dividends .......................           $   229         $     -
    Interest ........................                 -               -
    Net appreciation (depreciation)
      in fair value of
      investments ....................            1,002           2,634
    Total investment income ..........            1,231           2,634

Contributions
 Companies' ..........................                -               -
 Participants' .......................              836           1,363
   Total contributions ...............              836           1,363
     Total additions .................            2,067           3,997

Deductions from net assets
  Benefits
    Common stock .....................               28               -
    Cash .............................              418             691
       Total deductions ..............              446             691

Interfund transfers ..................           (1,345)           (929)

        Net increase (decrease) ......              276           2,377

Net assets available for benefits
        Beginning of year ............            7,435          11,757

        End of year ..................           $7,711         $14,134



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996


In thousands, except share amounts


                                                Participant Directed
                                           American              IDS
                                         Express Trust          Growth
                                          Income Fund II         Fund

Additions to net assets
  Investment income
    Dividends .......................        $     -           $     -
    Interest ........................              -               126
    Net appreciation (depreciation)
      in fair value of
      investments ....................           678               711
    Total investment income ..........           678               837

Contributions
 Companies' ..........................             -                 -
 Participants' .......................         1,283               968
   Total contributions ...............         1,283               968
     Total additions .................         1,961             1,805

Deductions from net assets
  Benefits
    Common stock .....................             -                 -
    Cash .............................           880               178
       Total deductions ..............           880               178

Interfund transfers ..................        (1,395)            1,782

        Net increase (decrease) ......          (314)            3,409

Net assets available for benefits
        Beginning of year ............         12,162            1,784

        End of year ..................        $11,848           $5,193



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996

In thousands, except share amounts



                                                   Participant Directed

                                               IDS         IDS      Templeton
                                              Mutual    Selective    Foreign
                                               Fund       Fund        Fund

Additions to net assets
  Investment income
    Dividends .......................       $     -    $     -         $    -
    Interest ........................           113         83             37
    Net appreciation (depreciation)
      in fair value of
      investments ....................           28        (38)            82
    Total investment income ..........          141         45            119

Contributions
 Companies' ..........................            -          -              -
 Participants' .......................          336        173            210
   Total contributions ...............          336        173            210
     Total additions .................          477        218            329

Deductions from net assets
  Benefits
    Common stock .....................            -          -              -
    Cash .............................           98         74             46
       Total deductions ..............           98         74             46

Interfund transfers ..................          268        480            430

        Net increase (decrease) ......          647        624            713

Net assets available for benefits
        Beginning of year ............          560        491            337

        End of year ..................       $1,207     $1,115         $1,050



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996

In thousands, except share amounts

                                                          Non-
                                       Participant     Participant
                                        Directed         Directed
                                        Participant       Stock
                                           Notes          Fund        Total

Additions to net assets
  Investment income
    Dividends .......................    $     -       $   590      $   819
    Interest ........................        216             -          575
    Net appreciation (depreciation)
      in fair value of
      investments ....................         -         1,956        7,053
    Total investment income ..........       216         2,546        8,447

Contributions
 Companies' ..........................         -         2,077        2,077
 Participants' .......................         -             -        5,169
   Total contributions ...............         -         2,077        7,246
     Total additions .................       216         4,623       15,693

Deductions from net assets
  Benefits
    Common stock .....................         -            71           99
    Cash .............................       121         1,075        3,581
       Total deductions ..............       121         1,146        3,680

Interfund transfers ..................       709             -            -

        Net increase (decrease) ......       804         3,477       12,013

Net assets available for benefits
        Beginning of year ............     2,298        18,586       55,410

        End of year ..................    $3,102       $22,063      $67,423



The accompanying notes are an integral part of these financial statements.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The USLIFE Corporation Employee Savings and Investment Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments are stated at fair value. The fair value of marketable securities is based on quotations obtained from national securities exchanges. The fair value of mutual funds shares is based on quoted market prices which represent the net asset value of shares held by the Plan as of the balance sheet date. Security transactions are recognized on the trade date. Dividend income is recorded on an accrual basis as of the ex-dividend date. Realized gains and losses on the sale of investments are recognized based on average cost.

Participant notes are recorded as plan investments at amortized values.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is an employee savings and investment plan for eligible employees of USLIFE Corporation and certain of its subsidiaries (the Company). Employees are eligible to participate in the plan upon the completion of one year of service and attainment of age twenty-one. The Plan provides for participant elective salary deferrals in accordance with
Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The  Plan's  investments  are held  by  American  Express  Trust Company  (the
Trustee).

Substantially all of the costs of administering the plan are paid by the Company.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Investment Options

Participants may designate that their contributions be invested entirely in any one of the available funds or allocated, at their discretion, among two or more of such funds. These funds invest in: 1) shares of American General Corporation common stock, previously USLIFE Corporation common stock prior to USLIFE Corporation's merger with American General Corporation on June 17, 1997 (Stock Fund); 2) common stocks of companies outside the United States (Templeton Foreign Fund); 3) common stocks of rapidly growing companies that are believed to have above potential for long-term growth as a result of new management, marketing opportunities, or technological superiority (IDS Growth
Fund); 4) common stocks included in the Standard and Poor's 500 index (American Express Trust Research 150 Fund); 5) common stocks and senior securities such as bonds and preferred stocks that offer fixed interest and dividend payments (IDS Mutual Fund); 6) investment grade corporate bonds, government securities, and money market securities (IDS Selective Fund); and
7) short-term securities and investment contracts intended to be relatively stable in value (American Express Trust Income Fund II). The Company's contributions are invested on behalf of the Plan's participants in the Stock Fund. Refer to Note D regarding changes in the Stock Fund.

Contributions

Under the Plan, eligible employees may make pretax contributions up to a stated percentage of salary determined by the Administrative Committee, currently from a minimum of 1 percent to a maximum of 12 percent of their salary, each pay period. Eligible employees may also make aftertax contributions up to 12 percent of their salary less their pretax contribution percentage. The first 3 percent of salary that an employee contributes to the Plan is designated as the basic contribution. For those employees who are not highly compensated under the IRC (ie., those employees earning less than $80,000 in 1997 and less than $66,000 in 1996), up to 12 percent of the employee's salary may be contributed on a pretax basis under the Extra Savings Potential (ESP) option. Those employees who are highly compensated may contribute up to 7 percent of salary under the ESP option. The Company will contribute an amount equal to 100 percent of the employee's basic contribution.

Participants may change their contribution rate under the Plan, suspend contributions, or resume previously suspended contributions, as well as transfer the amounts in their account among funds, on any business day.

Contribution Limitations

For 1997 and 1996, the total amount of participant pretax contributions is limited to $9,500. Additionally, the total amount of annual participant and company contributions must not exceed the lesser of 25 percent of compensation or $30,000. During 1997 and 1996, the total amount of salary that can be used in determining contributions under the Plan is $160,000 and $150,000 respectively.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS--CONTINUED


NOTE B--DESCRIPTION OF THE PLAN --Continued

ERISA and the IRC provide that qualified plans cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. No such refunds were required for the years ended December 31, 1997 and 1996.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the particip-ant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Company contributions vest under a five-year graded vesting schedule that provides for 20 percent vesting upon the completion of the first year of employment and an additional 20 percent vesting upon the completion of each additional year of employment until 100 percent vesting is reached at the end of the fifth year of employment. Company contributions may also fully vest under certain conditions including retirement, death, permanent disability, or a Change in Control as defined in the Plan.

Payment of Benefits

Upon death, retirement, permanent disability, or other termination of employment, or pursuant to a Qualified Domestic Relations Order as that term is defined by the IRC or Title I of ERISA or the rules thereunder, the amount credited to a Participant's account is distributed to the employee or employee's beneficiary either in an immediate single sum or in installments over a period not to exceed ten years.

Participants may withdraw from the Plan an amount credited to their account attributable to their contributions and fully vested Company contributions at any time, subject to certain restrictions regarding resumption of contributions and subsequent withdrawals. Except as noted below, all participants may elect to receive withdrawals from the Stock Fund in cash or in shares of common stock. A demonstration of financial hardship is required for a withdrawal from a participant's vested account balance under the ESP option, unless the participant has attained age 59-1/2 or is totally disabled. A withdrawal of the earnings on ESP contributions accruing after December 31, 1988 is not permitted under any circumstances. A participant must first seek a loan from the Plan before making a hardship withdrawal. For distributions made on or after January 1, 1993, a participant may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan. In the absence of such a request, the Plan administrator is required to withhold 20% of the eligible rollover distribution for federal tax purposes.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued


Participant Loans

A participant who has participated in the Plan for one year or more may borrow once in any Plan year, after meeting certain Plan requirements, from his or her fully vested account balance provided that the total amounts borrowed and not repaid (including interest due and unpaid) do not exceed the lesser of $50,000 or 50 percent of the value of the participants' vested account balance. For participants with vested account balances of $100,000 or more, the maximum loan amount is $50,000 reduced by the highest outstanding loan balance during the one year period ending on the day before the new loan is made.

To comply with the interest rate requirements of the Department of Labor, the current interest rate charged on new loans for the term of the loan is changed monthly and based on the prime rate charged by commercial banks. Loans to participants are for terms of not less than one year and not more than five years, with the exception of loans for the purchase of a principal residence which may be for up to 30 years. Payments of principal and interest on such loans commence as soon as administratively feasible, by payroll deduction from wages of the participant, according to an amortization schedule established by the Administrative Committee in a nondiscriminatory manner. A loan made to a Plan participant under this provision matures in full upon the retirement, death, or termination of employment of the participant. A participant may accelerate repayment during the term of the loan, after the loan has been in force for at least one year, provided that such repayment includes the full remaining principal together with interest to the date of repayment.

The Plan provides that the Administrative Committee may determine an overall limit on the amount of loans that may be provided by the Plan to all participants at any one time and may establish such further rules and limitations as it deems appropriate.

Forfeitures

Any Company contributions made on behalf of a terminated employee which are not vested will be forfeited upon termination of employment and will be used to reduce the Company's future contributions to the Plan. Company contributions are reported net of approximately $164,000 and $72,000 of forfeitures in 1997 and 1996, respectively.

Plan Members

At December 31, 1997, 2,017 active employees were contributing to the Plan.

NOTE C--PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. The Plan was merged into the American General Employee's Thrift and Incentive Plan (AG Thrift Plan) effective January 1, 1998.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE D--MERGER TRANSACTION

On June 17, 1997, the Company and American General Corporation completed a merger agreement in an all-stock transaction. Under this agreement, Company shareholders exchanged each share of USLIFE Corporation common stock for
1.1069 shares of American General Corporation common stock. The exchange ratio was based on the transaction price of $49 per USLIFE common share divided by an average trading price of American General Corporation common stock for a period prior to closing. As a result of this transaction, 830,870 shares of USLIFE Corporation common stock in the Stock Fund were converted to 919,690 shares of American General Corporation common stock. In addition, all active Plan participants became 100 percent vested in Company contributions made to their accounts.

NOTE E--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 1, 1995, the Internal Revenue Service has ruled that the Plan is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan s administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE F--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

At December 31,

In thousands

                                                     1997           1996
Net assets available for benefits per the
  financial statements......................      $85,788            $67,423
Transfers out due to Plan merger (Note G)...      (85,788)                 -
Accrued receivables ........................            -               (187)
Net assets available for benefits per
  Form 5500 ................................      $     -            $67,236


NOTE G--SUBSEQUENT EVENT
Effective January 1, 1998, the Plan was merged into the AG Thrift Plan. This plan merger was the result of the corporate merger previously discussed in Note D. Assets totaling approximately $86 million, which includes 775,806 shares of American General Corporation common stock, were transferred from the Plan's trust in January, 1998. Plan participants automatically became eligible to participate in the AG Thrift Plan as of January 1, 1998.

USLIFE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1997


In thousands, except share amounts

                                                                      Fair
        Issuer                      Description            Cost       Value

American General             775,806 shares of            $13,787    $41,942
  Corporation*                 common stock


American Express             469,821 shares of American    10,751     16,255
  Trust Company                Express Trust Research
                               150 Fund

American Express             684,844 shares of American    10,935     11,912
  Trust Company                Express Trust Income
                               Fund II

IDS                          203,892 shares of IDS          5,520      6,482
                               Growth Fund

Templeton                    169,508 shares of Templeton    1,755      1,687
                               Foreign Fund

IDS                          183,149 shares of IDS          1,683      1,681
                               Selective Fund

IDS                          114,950 shares of IDS          1,589      1,578
                               Mutual Fund

Participant Notes*           Loans issued at interest           -      3,141
                               rates between 7.00%
                               and 8.50%

American Express             Short-term investments in      1,105      1,105
  Trust Company                money-market fund

                                                          $47,125    $85,783

*Party in interest

USLIFE CORPORATION SAVINGS AND INVESTMENT PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts and transaction counts

                                                                   Amount of
 Party Involved                       Description                 Transaction

American Express         Purchases of short-term investments in     $18,159
 Trust Company             127 transactions

American Express         Sales of short-term investments in          17,718
 Trust Company             170 transactions

American Express         Sales of 397,982 shares of American          6,715
 Trust Company             Express Trust Income Fund II
                           in 163 transactions at a
                           gain of $156

American Express         Purchases of 366,045 shares of American      6,157
 Trust Company             Express Trust Income Fund II
                           in 79 transactions


(B)                      Sales of 116,789 shares of USLIFE            5,526
                           Corporation common stock in 7
                           transactions at a gain of $3,251

American Express         Sales of 153,340 shares of American          4,758
 Trust Company             Express Trust Research 150 Fund
                           in 135 transactions at a gain
                           of $545

(B)                      Sales of 74,546 shares of American           3,829
                           General Corporation common stock in
                           6 transactions at a gain of $2,507

(B)                      Distributions of 69,338 shares of            3,480
                           American General Corporation common
                           stock to various individuals who
                           withdrew from or terminated
                           participation in the Plan in 6
                           transactions at a gain of $2,250

(B)                      Purchases of 83,591 shares of USLIFE         3,265
                           Corporation common stock in 9
                           transactions

American Express         Purchases of 103,704 shares of IDS           3,249
 Trust Company             Growth Fund in 135 transactions

USLIFE CORPORATION SAVINGS AND INVESTMENT PLAN

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts and transaction counts


                                                                   Amount of
 Party Involved                       Description                 Transaction

American Express         Purchases of 468,004 shares of              $3,198
 Trust Company             American Express Trust Research 150
                           Fund in 104 transactions

American Express         Sales of 90,026 shares of IDS                2,767
 Trust Company             Growth Fund in 115 transactions
                           at a gain of $259

(B)                      Distribution of 8,725 shares of                418
                           USLIFE Corporation common stock
                           to various individuals who
                           withdrew from or terminated
                           participation in the Plan in
                           1 transaction at a gain of $247

(B)                      Purchase of 1,743 shares of                     93
                           American General Corporation
                           common stock in 1 transaction

(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)  Parties involved  are not presented,  as permitted by  Section 2520.103-6
     (d)(1)(I) of the Department of Labor's Rules and Regulations.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the USLIFE Corporation Employee Savings and Investment Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             USLIFE CORPORATION
                                             EMPLOYEE SAVINGS AND
                                             INVESTMENT PLAN

June 26, 1998                                ELLEN H. MASTERSON

                                             Ellen H. Masterson, Member of
                                             the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (No. 333-29393) pertaining to the USLIFE Corporation Employee Savings and Investment Plan of our report dated June 19, 1998, with respect to the financial statements and schedules of the USLIFE Corporation Employee Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                             ERNST & YOUNG LLP



Houston, Texas
June 26, 1998

                      Consent of Independent Accountants


The Board of Directors and Shareholders
American General Corporation:


We consent to incorporation by reference in Registration Statement No. 333-29393 on Form S-8 of American General Corporation of our report dated May 2, 1997, relating to the statement of net assets available for benefits of the USLIFE Corporation Employee Savings and Investment Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996, which report appears in the December 31, 1997 annual report on Form 11-K of the Plan.



                                                        KPMG PEAT MARWICK LLP


New York, New York
June 24, 1998